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                                                                    EXHIBIT 99.1



                 RESOLUTION OF THE BOARD OF DIRECTORS REGARDING
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                   THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
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     1.   Resolution Date: January 13, 2005
     2.   Proposed General Meeting Date: 9:00 (AM), February 25 2005
     3.   Proposed General Meeting Place:
          POSCO Center, Art Hall
          892 Daechi4-Dong, Gangnam-Gu, Seoul, Korea (135-777)
     4.   Agenda to be approved proposals
          (1) Approval Balance Sheet, Income Statements and Appropriation of Retained Earnings for the 37th Fiscal Year(from Jan. 1, 2004 to Dec. 31, 2004)